Exhibit 99.1

Almonty Industries Inc. Announces Voluntary Withdrawal of Base Shelf Prospectus and Registration Statement

TORONTO – December 15, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, announced today that the Company is voluntarily withdrawing its short form base shelf prospectus dated October 31, 2025 (the “Base Prospectus”) and the corresponding registration statement on Form F-10 (the “Registration Statement”). The Base Prospectus and Registration Statement are being withdrawn because, following the successful completion of the Company’s previously announced upsized US$129,375,000 public offering of common shares in the United States, Almonty does not intend to complete further offerings under the Base Prospectus or Registration Statement.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the United States and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

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